AMENDED

18007843

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SEC
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JUN 14 2018

Washington DC
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ANNUAL AUDITED REPORT
~~FORM X-17A-5~~ /A
PART III

SEC FILE NUMBER
8-28228

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/17 (MM/DD/YY) AND ENDING 03/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COMMERCE SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

710 NORTH POST OAK ROAD, SUITE 40
(No. and Street)

HOUSTON (City) TX (State) 77024 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GEORGE GILMAN (713) 613-2914
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DOLLAR LOGSDON, CPA
(Name – *if individual, state last, first, middle name*)

3208 JAMESTON DRIVE (Address) FLOWER MOUND (City) TX (State) 75028 (Zip Code)

PUBLIC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

GA

OATH OR AFFIRMATION

I, GEORGE GILMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COMMERCE SECURITIES CORPORATION, as of MARCH 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

George Gilman
Signature

President
Title

Julie Schramm Braly
Notary Public

JULIE SCHRAMM BRALY
NOTARY PUBLIC-STATE OF TEXAS
COMM. EXP. 09-14-2019
NOTARY ID 130367379

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Commerce Securities Corporation
Consolidated Statement of Financial Condition
March 31, 2018

CONTENTS

Dollar Logsdon CPA

3208 Jameston Dr * Flower Mound, TX 75028 * Phone 972-315-5777 * Fax 972-315-5778

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Commerce Securities Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial condition of Commerce Securities Corporation (the "Company") as of March 31, 2018, the related consolidated statements of operations and other comprehensive income, consolidated statement of changes in stockholders' equity, and consolidated statement of cash flows, for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included, examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Dollar Logsdon CPA

We have served as the Company's auditor since 2017.

Flower Mound, Texas
May 20, 2018

COMMERCE SECURITIES CORPORATION
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2018

ASSETS	
Cash and cash equivalents	$ 1,462
Investment in equity securities, at fair value	436,356
Furniture and equipment, net of accumulated depreciation of $12,713	-
Prepaid expense	973
Deferred federal income tax, net of valuation allowance of $7,154	7,152
Other assets	793
TOTAL ASSETS	$ 446,736
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accounts payable	$ 32,611
Deferred income tax liability	-
Total liabilities	32,611
Stockholders' equity	
Common stock; $1 par value; 1,000,000 shares authorized, 16,175 shares issued and 12,050 shares outstanding	16,175
Additional paid-in capital	110,441
Accumulated other comprehensive loss, net of tax benefit of ($6,070)	(22,135)
Retained earnings	402,207
	506,688
Less: treasury stock, 4,125 shares at cost	(92,563)
Total stockholders' equity	414,125
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 446,736

The accompanying notes are an integral part of this consolidated statement of financial condition.

NOTE 1 – NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Commerce Securities Corporation (the "Company") commenced operations in November 1982 and is a broker/dealer in securities pursuant to the rules and regulations of the Financial Industry Regulatory Authority, Inc. (f/k/a National Association of Securities Dealers, Inc.) and the Securities and Exchange Commission. The Company's primary business consists of private placement of securities, selling limited partnership units in primary distributions and consulting services related to mergers and acquisitions. During 2002, the Company formed a wholly-owned subsidiary, Commerce Capital Investments, Inc., whose purpose is to hold investments for Commerce Securities Corporation.

Principles of Consolidation – The consolidated financial statements include the accounts of Commerce Securities Corporation and its subsidiary. All significant intercompany transactions have been eliminated.

Cash and Cash Equivalents – Cash and cash equivalents include cash and highly liquid investments with original maturities of three months or less.

Investments – The Company's investment in marketable equity securities are classified as available-for-sale and are carried in the consolidated financial statements at fair value. Realized gains and losses are included in earnings; unrealized holding gains and losses are reported in other comprehensive income. The securities are held in a margin account with a brokerage firm, the account allows the Company to take cash advances up to 50% of the securities value in the form of a margin loan. The loans carry an adjustable interest rate based on market conditions which approximates the prime rate. The Company incurred $5 of margin loan interest during the prior ended March 31, 2018 which is included in operating expenses. At March 31, 2018 there were no margin loans outstanding.

Income Taxes – The Company uses the liability method of accounting for income tax in conformity with accounting principles generally accepted in the United States of America (GAAP). Under this method deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred income tax assets to the amount expected to be realized.

Uncertain tax positions are recognized in the financial statements only if that position is more-likely-than-not of being sustained upon examination by taxing authorities, based on the technical merits of the position. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense.

Also, for income tax reporting, unrealized gains and losses on available-for-sale marketable securities are not included in taxable income. As a result, the basis of marketable securities for financial reporting differs from the tax basis by the cumulative amount of unrealized holding gains and losses. Deferred income taxes have been recorded for the difference, which will be taxable or deductible in future periods when the securities are sold.

The Company files income tax returns in the U.S. federal jurisdiction, and one state jurisdiction. The Company is no longer subject to U.S. federal and state examinations by tax authorities for years before 2015. At March 31, 2018, the Company's tax returns from March 31, 2015 to March 31, 2017 were open for review by federal and state taxing authorities.

State Margin Taxes – The Company is subject to the state of Texas margin tax, which applies to legal entities conducting business in Texas. The Company had no tax due for state margin taxes for the fiscal year ended March 31, 2018.

Furniture and Equipment – Furniture and equipment are stated at cost. The cost of furniture and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is calculated on the straight-line method for financial reporting purposes and on the accelerated methods for income tax purposes. There was no depreciation expense recorded for the fiscal year ended March 31, 2018. Furniture and equipment were fully depreciated at March 31, 2018.

Use of Estimates – The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates include, but are not limited to, the estimate used in calculating the valuation allowance related to income taxes and the utilization of the net operating loss carryforward in future periods. Because of the inherent uncertainty in this estimate, it is at least reasonably possible that the estimate used will change in the near term.

Treasury Stock – Treasury stock purchases are accounted for under the cost method whereby the entire cost of the acquired stock is recorded as treasury stock. Gains and losses on subsequent reissuance of shares are credited or charged to additional paid-in capital in excess of par value using the average-cost method.

Fair Value Measurements – The Company adheres to the provisions of ASC 820, *Fair Value Measurements and Disclosures*, which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. Adoption of the ASC 820 fair value provisions did not have a material impact on the Company's financial position or results of operations.

Under ASC 820, fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. ASC 820 describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value:

- **Level 1** – Quoted prices in active markets for identical assets or liabilities.
- **Level 2** – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
- **Level 3** – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

At March 31, 2018, the Company has Level 1 marketable securities which are measured at fair value on a recurring basis (*see Note 2*). Unrealized gains and losses are included in other comprehensive income, net of the related tax effect.

Adoption of New Accounting Standards – The Company has implemented all new accounting pronouncements and does not believe that there are any other new pronouncements that have been issued that may have a material impact on the financial statements.

NOTE 2 – INVESTMENT IN EQUITY SECURITIES

The cost and fair value of the Company's marketable securities classified as available-for-sale, which are valued using Level 1 inputs at March 31, 2018 are as follows:

	Cost	Unrealized Loss	Estimated Fair Value
Equity securities	$ 464,562	$ 28,206	$ 436,356

NOTE 3 – INCOME TAXES

The components of income tax benefit were as follows for the period ended March 31, 2018:

Federal	$ -
State	-
Deferred	1,171
Total income tax expense (benefit)	$ 1,171

The difference between the federal statutory income tax rate and the effective tax rate is primarily due to return to accrual differences and nondeductible expenses.

Deferred tax assets and liabilities consisted of the following at March 31, 2018:

Deferred tax asset:	
Net operating loss carryforward	$ 8,383
Less valuation allowance	(4,192)
Total deferred tax asset	$ 4,191
Deferred tax liabilities:	
Change in basis of fixed assets	$ -
Unrealized losses on available-for-sale securities net of valuation allowance of $2,962	(2,961)
Total deferred tax liabilities	$ (2,961)
Net deferred tax asset	$ 7,152

As of March 31, 2018, the Company has a net operating loss (NOL) carryforward of approximately $39,921, resulting in a tax benefit of $8,383. Federal NOL carryforwards begin expiring in 2027.

The New Tax Act, signed into law on December 22, 2017 made significant changes to the Internal Revenue Code. These changes include a corporate tax rate decrease from a maximum 35% to a 21% flat rate effective after December 31, 2017. Additionally, the NOL carryforward period for new NOLs will change from 20 succeeding taxable years to an indefinite period. With the elimination of the alternative minimum tax, NOLs generated after March 31, 2018, can offset more than 50% of Federal taxable income. Since the Company is using the asset and liability method of accounting for income taxes and because deferred tax assets and liabilities are measured using enacted tax rates applied to taxable income in the years in which temporary differences are expected to reverse, the Company is revaluing the net deferred tax assets for the fiscal years after March 31, 2018.

NOTE 4 – LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

As of March 31, 2018, the Company had not entered into any subordinated loan agreements.

NOTE 5 – GUARANTEES, COMMITMENTS AND CONTINGENCIES

As of March 31, 2018, the Company had not provided any guarantees and did not have any commitments and contingencies to report.

NOTE 6 – MINIMUM CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and retained earnings may be restricted as to payment of dividends if this ratio exceeds 10 to 1. At March 31, 2018, the Company had computed regulatory net capital of $314,436 which exceeded its required net capital of $5,000 by $309,436. The Company's aggregate indebtedness to net capital ratio was 10.37% at March 31, 2018.

NOTE 7 – CONCENTRATIONS

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash investments. The Company maintains its cash balances in financial institutions, which at times exceed the amount insured by the Federal Deposit Insurance Corporation. Management periodically assesses the financial condition of the financial institutions and believes that any possible credit risk is minimal. At March 31, 2018, the Company did not hold any operating cash in excess of federally insured amounts.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through May 20, 2018, the date which the financial statements were available to be issued. No events were noted which would require disclosure in the footnotes to the financial statements.